Mail Stop 0303
								November 23, 2004

Via Facsimile (713) 651-5246 and U.S. Mail

Charles L. Strauss, Esq.
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, TX 77010

Re:  	Yellow Roadway Corporation
      Form S-4
	Filed on October 27, 2004
	File No. 333-119990


Dear Mr. Strauss:

The staff of the Office of Mergers and Acquisitions in the
Division of Corporation Finance at the Securities and Exchange
Commission has conducted a limited review of the registration statement on Form S-4 filed by Yellow Roadway Corporation on
October 27, 2004. While noting that you have not filed a Schedule TO, and that your documents are in preliminary form, the staff`s review focused on compliance with the federal rules applicable to tender offers,
found in Regulations 14D and 14E.   Based on this limited review,
we have the following comments on your filing.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. We urge the company and all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company is in possession of all facts relating to its disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

2. Your draft Offer to Exchange appears to be a pre-commencement tender offer communication, which must be filed under cover of a Schedule TO. See Instruction 1 to Rule 13e-4(c).

3. Refer to the statement on the cover page that the offer will close at 5:00 pm on a specified date. Please confirm to us that you intend to keep the offer open for a full 20 business days, in keeping with Rule 13e-4(f)(1)(i). Please note that a business day as defined by Rule 13e-4(a)(3) ends at midnight Eastern Standard Time and does not include federal holidays.

4. We note that the "terms of the New Notes are identical to the Existing Notes" except that you have changed the conversion feature so that Yellow Roadway may account for the New Notes under the treasury stock method (but carry over the holding period for the Existing Notes). If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering.

5. Please confirm, if true, that Yellow Roadway is an S-3 registrant.

6. It appears the issuer is attempting to satisfy its disclosure obligations with respect to Item 10 of Schedule TO by incorporating financial information by reference at page 69. Revise to include complete summarized financial information required by
Item 1010(c) of Regulation M-A. In the event financial information required by Item 1010(a) and (b) has been incorporated by reference, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov. for additional guidance.

Cautionary Statements Regarding Forward-Looking Information, page ii

7. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A 2, Section I.M. of the Division of Corporation Finance`s Manual Of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Summary, page 4

8. We note your disclosure that the tax consequences of the exchange are unclear. Please disclose the name of any tax counsel from whom you have sought an opinion, or whose advice you have relied upon.

9. You have included a draft letter of transmittal with your offer. By filing a draft letter of transmittal to which security holders have access, the issuer has published the means to tender and improperly commenced the offer. See Rule 13e-4(a)(4). Please confirm for us, if true, that issuer has not received any tenders that were executing using this transmittal form. In addition, please advise us when you expect properly to commence the offer.

Summary of Differences between the Existing Notes and the New
Notes, page 5

10. Revise this section to include information about when the Existing Notes were issued, and their maturity date.

The Exchange Offer, page 18

Acceptance of Existing Notes for Exchange; Delivery of New Notes, page 20

11. We note that you will accept Notes promptly after expiration, but will issue New Notes "promptly after acceptance." Revise to clarify that you will issue the New Notes promptly after expiration of the offer.

Return of Existing Notes Accepted for Exchange, page 21

12. We note that you will return the Existing Notes that you do not exchange "as promptly as practicable after expiration." Revise your disclosure to state that you will return the notes promptly, in keeping with Rule 14e-1(c).

Conditions for Completing the Exchange Offers, page 22

13. Please confirm your understanding that that all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares because of the actions of a court or government agency would not necessarily be consistent with Rule 14e-1(c).

Material U.S. Federal Income Tax Considerations, page 61

14. Revise this section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences "should" be or "are more likely than not" to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. Finally, revise the risk factor on page 12 to clarify the risks involved in this uncertainty. Currently, the risk factor does not specify the potentially negative tax consequences of the transaction.

Legal and Tax Opinions

15. We note that you have filed neither your legal opinion nor your tax opinion. Please file these documents as soon as possible. We will review the opinions when they have been filed, and we may have comments.

Closing

	File a revised Form S-4 and a Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. If you do not agree with a comment, tell us why in your response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Address your response letter to the address on the letterhead, using 20549-0305 as the zip code.

	Direct any questions to me at (202) 942-1762.


							Sincerely,


							Julia E. Griffith
							Special Counsel
							Office of Mergers and
							Acquisitions